EX–99.1

Neither Teléfonos de México, S.A. de C.V. nor any of its affiliates has commenced the tender offer to which this communication relates. Shareholders of Embratel Participações S.A. are advised to read the Tender Offer Statement, the Offer to Purchase and the other documents relating to the tender offer that are filed with the SEC when they become available, because they will contain important information. Shareholders of Embratel Participações S.A. may obtain copies of these documents for free, when they become available, at the SEC’s website at www.sec.gov or from the Information Agent to be appointed in connection with the tender offer.

FORM OF NOTICE OF TENDER OFFER FOR ACQUISITION OF ALL THE

COMMON AND PREFERRED SHARES, FOR CANCELLATION OF REGISTRATION

OF PUBLIC COMPANY OF

EMBRATEL PARTICIPAÇÕES S.A.

a Publicly-Held Company

CNPJ/MF no. 02.558.124/0001-12

N.I.R.E. 3330026237-7

Code EBTP3 Common Shares

Code EBTP4 Preferred Shares

ON ACCOUNT AND ORDER OF

TELÉFONOS DE MÉXICO, S.A. DE C.V., through

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.

CNPJ/MF 02.570.352/0001-08

N.I.R.E. 33206316108

UNIBANCO – União de Bancos Brasileiros S.A. (“Intermediary Institution”), on account and order of Teléfonos de México, S.A. de C.V. (“TELMEX”), through its wholly owned subsidiary Telmex Solutions Telecomunicações Ltda., a limited liability company enrolled with CNPJ/MF under no. 02.570.352/0001-08. (“Offeror” or “Telmex Solutions”), as the indirect controlling shareholder of Embratel Participações S.A., enrolled with CNPJ/MF under no. 02.558.124/0001-12 and holder of NIRE 3330026237-7 (“Embrapar” or “Company”), comes before the public to present to the owners of the outstanding common and preferred shares of Embrapar (“Shareholders”) this public tender offer for the acquisition of any and all of the common and preferred shares of the Company (the “Offer”) seeking the cancellation of the registration of Embrapar as a publicly-held company to which article 21 of Law 6.385/76 refers, in accordance with §4 of article 4 of Law no. 6.404/76, as amended by Law no. 10.303/01 (“Corporation Law”) and pursuant to Instruction of the Stock Exchange Commission (“CVM”) no. 361/02 (“CVM Instruction no. 361/02”), under the following terms and conditions:

1	Offer

1.1	Legal Basis and Notice of Material Fact. On May 8, 2006, TELMEX and Embrapar presented notices of material fact announcing to the market TELMEX’s decision to make the Offer through Telmex Solutions for purposes of canceling the registration of Embrapar as a public company, as per article 21 of Law no. 6.385/76, in accordance with §4 of article 4 of Corporation Law (“Cancellation of Registration”) and in compliance with CVM Instruction no. 361/02, through an auction (“Auction”) to be conducted on the São Paulo Stock Exchange—BOVESPA (“BOVESPA”).

1.2	Shares Object of the Offer. The Intermediary Institution, represented at the Auction by Unibanco Investshop—Corretora de Valores Mobiliários e Câmbio S.A. (“Unibanco Investshop”), a company enrolled with CNPJ/MF under no. 89.560.460/0001-88, is ready to acquire, on account and order of Offeror, up to all of the outstanding common and preferred shares of Embrapar, i.e., all shares issued by Embrapar excepting those held by Offeror itself, by persons related to Offeror and by the administrators of the Company, as defined in article 3, item III of CVM Instruction 361/02, with all their underlying rights (such common and preferred shares hereinafter referred to, collectively, as “Shares”).

1.2.1	Shares Distribution. On March 31, 2006, the Shares consisted of 272,534,141,229 (two hundred and seventy two billion, five hundred and thirty four million, one hundred and forty one thousand, two hundred and twenty nine) shares, equivalent to approximately 27.6% (twenty seven point six per cent) of the total capital stock of Embrapar, of which 13,694,394,631 (thirteen billion, six hundred and ninety four million, three hundred and ninety four thousand, six hundred and thirty one) are common shares, equivalent to approximately 2.7% (two point seven per cent) of the voting capital and 258,839,746,598 (two hundred and fifty eight billion, eight hundred and thirty nine million, seven hundred and forty six thousand, five hundred and ninety eight) are preferred shares, equivalent to approximately 54.5% (fifty four point five per cent) of the preferred capital.[1] On March 31, 2006, the Offeror was the owner of 205,364,970,124 (two hundred and five billion, three hundred and sixty four million, nine hundred and seventy thousand, one hundred and twenty four) shares, equivalent to approximately 20.8% (twenty point eight percent) of the total capital stock of Embrapar, of which 114,368,209,714 (one hundred and fourteen billion, three hundred and sixty eight million, two hundred and nine thousand, seven hundred and fourteen) are common shares, equivalent to approximately 22.3% (twenty two point three percent) of the voting capital, and 90,996,760,410 (ninety billion, nine hundred and ninety six million, seven hundred and sixty thousand, four hundred and ten) are preferred shares, equivalent to approximately 19.1% (nineteen point one percent) of the preferred capital. Further details on the shareholding structure of Embrapar can be found in the table set forth in item 6.2.1 below. [2]

[1]	In order to determine the percentages related to the Shares disclosed in this item 1.2.1, 643 (six hundred and forty three) common shares and 1,206,249,536 (one billion, two hundred and six million, two hundred and forty nine thousand, five hundred and thirty six) preferred shares of EMBRAPAR held in treasury and by administrators of Embrapar on March 31, 2006, were excluded.
[2]	In order to determine the percentages related to the Offeror disclosed in this item 1.2.1, 1,032,167,077 (one billion, thirty two million, one hundred and sixty seven thousand, seventy seven) preferred shares of Embrapar held in treasury on March 31, 2006, were excluded.

1.2.2	Acceptance of the Offer. The Offeror declares, for purposes of item I of article 15 of CVM Instruction no. 361/02, that, in the event that more than 1/3 (one third) and less than 2/3 (two thirds) of the Shares are tendered, it will only acquire up to 1/3 (one third) of the Shares of the same kind and class, taking into consideration the proportion of Shares held by the Shareholders who accepted the Offer. In the event less than 1/3 (one third) of the Shares are tendered, the Offeror declares it will acquire the totality of the Shares tendered.

1.2.3	Conditions of the Offer. This Offer is conditioned on the non occurrence of any of the following events on or before the fifth business day before the Expiration Date (as defined in item 2.1 below):

(i) a change in the businesses, conditions, income, operations or share ownership of Embrapar or its direct or indirect subsidiaries that is or may be reasonably expected to be materially adverse to Embrapar or any of its direct or indirect subsidiaries, or Telmex Solutions or TELMEX shall have become aware of any circumstances that have or may reasonably be expected to have, a materially adverse significance with respect to either the value of Embrapar or any of its direct or indirect subsidiaries or the value of the common shares, preferred shares or ADSs to Telmex Solutions, TELMEX or any of their affiliates, and such change or circumstance shall result from any of the following events:

•	the issuance of any act by any governmental authority that:

(a) questions, restricts or limits the ability of Telmex Solutions or TELMEX to carry out the Offer, hold shares of Embrapar, acquire additional shares of Embrapar, exercise the rights inherent thereof or receive distributions thereunder;

(b) terminates or amends the terms and conditions of any license, authorization or concession granted for the conduct of the businesses of Embrapar or its direct or indirect subsidiaries;

(c) expropriates, confiscates or limits the free disposal of the assets of Embrapar or any of its direct or indirect subsidiaries;

(d) reduces tariffs or rates for services charged by Embrapar or any of its direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures that excessively burden Embrapar or its direct or indirect subsidiaries; or

(e) suspends, restricts or limits transactions in the foreign exchange market or the flow of funds into or out of Brazil;

•	the occurrence of war or grave civil or political unrest inside or outside Brazil;

•	the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event) or any other external factor that causes significant damage to:

(a) the infrastructure or communication systems of Embrapar or any of its direct or indirect subsidiaries or the rendering of public services in any relevant areas of Brazil; or

(b) the assets of Embrapar or any of its direct or indirect subsidiaries in a manner that affects the ordinary course of their respective businesses;

(ii) a general suspension of, or a limitation in the trading of, securities in general or of the shares or ADSs of Embrapar on the BOVESPA or the New York Stock Exchange for more than 24 hours;

(iii) a decrease of 20% or more, as of the closing of any trading session, of the value of the BOVESPA index known as IBOVESPA, expressed in U.S. dollars (converted in accordance with the average of the buy and sell U.S. dollar-real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil (“Central Bank”) through the SISBACEN system at 6:00 p.m. on that date), since May 8, 2006, the date of the Notice of Material Fact relating to the Offer, which was US$ 20,107.04 (twenty thousand, one hundred and seven dollars and four cents);

(iv) a decrease of 20% or more, as of the closing of the foreign exchange market on any date, of the value of the U.S. dollar in relation to the real (in accordance with the average of the buy and sell U.S. dollar-real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank through the SISBACEN system at 6:00 p.m. on that date), since May 8, 2006, the date of the Notice of Material Fact relating to the Offer, which value was R$ 2.0647 (two reais point zero six four seven);

(v) the occurrence of any substantial change in the rules applicable to the Brazilian or U.S. capital markets, or an increase in tax rates that adversely affects or impedes the consummation of the Offer by Telmex Solutions or TELMEX;

(vi) the revocation of any governmental authorization necessary for the consummation of the Offer or the issuance of any act by any governmental authority that impedes Telmex Solutions or TELMEX from carrying out the Offer or imposes an obligation to buy or sell shares issued by Embrapar; or

(vii) the making of comments by the United States Securities and Exchange Commission (“SEC”) as to the materials filed in the United States related to the Offer that adversely affect or impede the consummation of the Offer by Telmex Solutions or TELMEX.

1.2.3.1

Telmex Solutions is entitled to waive any of these conditions, in whole or in part, at any time until 6:00 p.m., São Paulo time, on the fifth business day before the Expiration Date (as defined in item 2.1), to the extent permitted by law. If any of the conditions is triggered, Telmex Solutions will publish a notice of material fact clarifying whether it will continue the Offer (if Telmex Solutions waives the condition) or whether the Offer will be cancelled.

1.2.3.2.	After CVM has granted the registration of the Offer, if any of the conditions above are triggered, the revocation of the Offer shall depend on the prior and express authorization of the CVM, pursuant to article 5 of CVM Instruction no. 361/02.

1.2.4	No Restrictions on the Exercise of the Ownership Right over the Shares. The Shares, in order to be sold in accordance with this Offer, must be free and clear of any liens, guarantee rights, usufructs or other forms of encumbrance that prevent the immediate exercise by Offeror of the full ownership over the Shares.

1.2.5	Dividends. If Embrapar declares dividends prior to the date of the settlement of the Auction, the shareholders of Embrapar who are registered as owners or usufructuaries of the shares on the date of the act of declaration of dividends will be entitled to payment of the declared dividends. The Embrapar shareholders’ meeting held on April 24, 2006 declared a dividend of R$ 0.308 (zero point three, zero, eight) per 1,000 (one thousand) preferred shares. Holders of record of preferred shares of Embrapar as of the date of the shareholders’ meeting are entitled to receive payment of this dividend.

1.2.6	Validity. The Offer shall remain valid for the period beginning on the date of publication of this Notice, and expiring on the Auction Date, to be determined in accordance with the provisions of item 2.3 below.

1.3	Price. The purchase price of the Shares is R$ 6.95 (six reais and ninety five cents) per lot of 1,000 (one thousand) shares (“Purchase Price”). Said purchase price is approximately 31% (thirty one percent) and 26% (twenty six per cent) greater than the closing price of the common and preferred shares of Embrapar, respectively, on Friday, May 5, 2006, and approximately 35% (thirty five percent) and 30% (thirty percent) greater than the weighted average price of the common and preferred shares, respectively, on the BOVESPA for the last 30 (thirty) days through May 5, 2006.

1.3.1	Payment of the Price. The Purchase Price of the Shares will be paid in cash, in national currency, to the Shareholders who accept the Offer, on the date of settlement of the Auction, adjusted by the variation of the monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006, the date of presentation of the notice of material fact which announced this Offer, up to the date of the settlement of the Auction. In the event the Taxa Referencial—TR is terminated or is not published for more than 30 days, the index that replaces it shall be used. In the absence of such index, the average value of the Taxa Referencial—TR published over the last 12 months shall be applied.

1.3.2	Information to BOVESPA. The Intermediary Institution shall notify in writing to BOVESPA the updated Purchase Price by the date of the settlement of the Auction.

2 Auction Procedures

2.1	Registration of the Brokerage Firm. The Shareholders who wish to participate in the Auction for purposes of (i) selling their Shares; (ii) dissenting from the cancellation of the registration, or (iii) expressly agreeing to the cancellation of the registration, in accordance with Section 3 below, must sign up by 6 p.m. of [DATE – ONE DAY BEFORE THE AUCTION DATE] (the “Expiration Date”), registering with Unibanco Investshop or any other brokerage firm authorized to operate on the BOVESPA (each one a “Brokerage Firm” and, collectively, the “Brokerage Firms”) to represent them at the Auction. The Shareholders who, having signed up, do not accept the Offer, shall be deemed dissenters to the cancellation of the registration of Embrapar.

2.1.1	Documents Necessary for the Registration. The Shareholders who wish to have a Brokerage Firm to represent them at the Auction must present themselves personally or by duly authorized proxy, with certified copies of the following documents: (a) Identity Card (RG); (b) Individual Taxpayer’s Registry Card (CPF); and (c) proof of residence. The representatives of legal entities, of estates and other universalities of law, of minors, of persons civilly disabled and proxies must further submit original or certified copies of the documents that grant them representation powers (including the corporate documentation, the National Registry of Legal Entities’ card (CNPJ) and the personal documents listed above for individuals who are authorized to act on behalf of the entity, as the case may be).

2.2	Registering For the Auction. At 12 o’clock noon of the Auction Date, the Brokerage Firms registered pursuant to item 2.1 above shall report to BOVESPA the number of Shares the holders of which they will be representing at the Auction and deliver the documentation of the Shareholders who wish to sell their Shares, expressly agree to the cancellation of the registration or dissent from the cancellation of the registration directly to the Floor Director of BOVESPA or registering them in the system known as MEGABOLSA keying in code EBTP3 for common shares or code EBTP4 for preferred shares.

2.2.1	Number of Shares. The sum of the Shares reported by all the Brokerage Firms shall constitute the total number of shares outstanding for purposes of calculating the number of acceptances of the Offer and of assenters to the cancellation of the registration to which paragraph II of article 16 of CVM Instruction no. 361/02 refers.

2.2.2	Calculation of the 2/3 (two-thirds). Subject to the provisions of item 2.2.1 above, the minimum quantity, of more than 2/3 (two-thirds) of the outstanding shares, referred to in paragraph II of article 16 of CVM Instruction no. 361/02, shall be calculated by adding up (i) the sales orders issued, plus (ii) the express consents to the cancellation of the registration, with the Auction closing upon the expiry of the time limit for the duration of the Auction.

2.2.3	Surplus Sales Orders. Notwithstanding the provisions of paragraphs 2.2.1 and 2.2.2 above, the sales orders received during the Auction that exceed the minimum condition of the Offer of 2/3 (two-thirds) of the outstanding shares, as provided for in paragraph II of article 16 of CVM Instruction no. 361/02, may remain as firm offers and the Offeror undertakes to acquire said Shares in the Auction.

2.2.4.	The Shareholder who signed up pursuant to item 2.2, shall proceed as follows, through its custodian agent:

2.2.4.1. The Shares in custody of the Brazilian Company for Settlement and Custody – CBLC (“Companhia Brasileira de Liquidação e Custódia”) shall be transferred, until 12:00 of the Auction Date, to the portfolio no. 71056, opened in the name of each Shareholder and kept by CBLC exclusively for such purpose.

2.2.4.2. The Shares in custody of Banco Itaú S.A., depositary institution of the book-entry Shares of the Company, shall be transferred to CBLC’s custody and shall be free for assignment, within the signing-up period defined in item 2.1 above. Such shares shall transferred to the portfolio mentioned in item 2.2.4.1 above.

2.3	Auction. The Auction shall take place on at [time], on the trading floor of BOVESPA (“Auction Date”). [NO LESS THAN 30 DAYS AND NO MORE THAN 45 DAYS AFTER THE PUBLICATION OF THIS NOTICE OF TENDER OFFER].

2.3.1	Interference in the Auction. The interference to acquire the total lot of the Shares at the Auction shall be permitted provided that the interferer has registered at CVM the competing offer for the purchase of all of the shares with regard to which the Offer is made, with the value of such competing offer being at least 5% (five percent) greater than the price of the Offer and provided, further, that the interferer has fulfilled other requirements applicable to competing offers, as set forth in CVM Instruction no. 361/02.

2.4	Settlement of the Auction. The settlement of the Auction shall take place in accordance with the rules of CBLC, 3 (three) business days after the Auction Date.

2.5	Costs, Brokerage Commissions and Fees. All costs, brokerage commissions and fees related to the sale of the Shares shall be borne by the respective sellers and those related to the purchase shall be borne by Offeror. The expenses of holding the Auction, such as brokerage fees and rates established by BOVESPA and/or by CBLC, shall conform to the rates in force at the time the Auction is held as well as to other legal provisions in force.

2.6	Rules of Operations of BOVESPA. The Shareholders who wish to accept the Offer, by selling their Shares in the Auction, must fulfill the requirements for share trading established in the rules of operations of BOVESPA.

3 Position of the Shareholders with regard to the Cancellation of the Registration

3.1	CVM Instruction no. 361/02. According to §1 of article 22 of CVM Instruction no. 361/02, all Shareholders of Embrapar who wish to participate in the Auction or to dissent to the cancellation of the registration, as well as the Shareholders who have manifested express consent to the cancellation of the registration, must register a Brokerage Firm to represent them at the Auction no later than the day preceding the Auction Date.

3.2	Shareholders Assenting to the Cancellation of the Registration. The Shareholders who, duly signed up for the Auction in accordance with item 2.2 above, have accepted to sell their Shares shall be automatically agreeing to the cancellation of the registration and no further procedure whatsoever will be required in this regard.

3.2.1	The Shareholders who do not wish to sell their Shares may express their agreement to the cancellation of the registration and, to such effect, must fill out a consent form, in 2 (two) copies, declaring their cognizance that their Shares will be unavailable up to the moment of the settlement of the Auction and that, after the cancellation of the registration, they will not be able to sell their Shares on the BOVESPA. This consent form is available at the head offices of Unibanco Investshop, the Intermediary Institution, or Embrapar, or by e-mail or fax from them.

3.2.2	The consent form is to be completely filled out and signed by the respective Shareholder or proxy duly authorized by power of attorney with signature of the grantor duly recognized. The completed and signed form is to be delivered by 6:00 p.m. of , the day preceding the Auction Date, at:

(i)	the head offices of Unibanco Investshop indicated in item 11.7 below and/or at the head offices of the brokerage firm where the Shareholder signed up in accordance with item 2.1 above, in person with receipt of delivery; or
(ii)	by registered mail against receipt to the address of Unibanco Investshop indicated in item 11.7 below and the envelope must contain, in any case, the following words “PUBLIC OFFER OF ACQUISITION OF COMMON SHARES AND OF PREFERRED SHARES OF EMBRATEL PARTICIPAÇÕES S.A. –EMBRAPAR”; in such case, irrespective of the date the envelope was mailed, it must have been received by Unibanco Investshop by 6:00 p.m. on , the day preceding the Auction Date.

3.3	Shareholders Dissenting from the Cancellation of the Registration. The Shareholders who, duly signed up for the Auction in accordance with item 2.1 above, do not sell their Shares, nor expressly agree to the cancellation of registration shall be deemed dissenters to the cancellation of the registration to which article 21 of Law no. 6.385/76 refers and no further procedure whatsoever will be required in this regard.

3.4

Consummation of the Cancellation of the Registration as a Public Company. If the cancellation of the registration of Embrapar as a publicly held company is consummated, the Shares that were not offered for sale in the Offer will no longer be able to be sold on the BOVESPA. However, if the conditions set forth in item 8.2 below are met, the Offeror will be required to purchase the remaining Shares of the same kind or class from the Shareholders who wish to sell them, within three 3 (three) months from the Auction Date. Moreover, if the conditions set forth in item 9 below are met, TELMEX will cause Embrapar to hold a Special General Meeting of the Shareholders to consider the redemption of the remaining Shares.

4 Cancellation of the Registration as a Public Company

4.1	Under item II of article 16 of CVM Instruction no. 361/02, the granting of the request for cancellation of the registration as a public company will depend on the acceptance of the Offer and/or the express consent to the cancellation of the registration of more than 2/3 (two-thirds) of the outstanding shares. For such sole purpose, only the shares whose holders expressly agreed to the cancellation of the registration as a public company or qualified to the Auction shall be considered outstanding.

4.2	CVM, within 15 (fifteen) days as of the receipt of the statements on the Auction and after verifying that the rules of CVM Instruction no. 361/02 were complied with, shall cancel the registration of the Company as a public company and shall communicate such fact to BOVESPA and Embrapar.

5 Valuation Report

5.1	Valuation. For purposes of article 4, §4 of the Corporation Law and in accordance with article 8 of CVM Instruction no. 361/02, TELMEX retained Banco ABN AMRO Real S.A. to prepare a valuation report (laudo de avaliação) with respect to Embrapar, which is dated May 1, 2006 (“Valuation Report”).

5.2	Special Meeting. The time limit for the Shareholders to request the administrators of Embrapar to call a Special Meeting of the Shareholders to decide on having a new valuation report prepared, applying the same or other methodologies, for purposes of determining the value of Embrapar, in accordance with article 4-A of Corporation Law and with the procedure established in article 24 of CVM Instruction no. 361/02, began on May 9, 2006, the date on which the Valuation Report was delivered to CVM and made available to the interested parties, and expired on [15 DAY TERM], without Embrapar having received any request to call a Special Meeting.

5.3	Statements. Banco ABN AMRO Real S.A., the financial institution retained by TELMEX for purposes of preparing the Valuation Report, declared in the Valuation Report that: (i) among the valuation criteria set forth in the Valuation Report, it considered the discounted cash flow methodology the most appropriate method for purposes of its valuation of the Company, provided that the valuation of the Company’s minority interest in Net Serviços de Comunicação S.A. (“Net”) was based on historical market value according to the trading price of Net’s shares on BOVESPA, as detailed in the Valuation Report; (ii) there are no conflicts of interest that diminish its autonomy necessary for the performance of its functions; and (iii) the Valuation Report had a cost of US$ 500,000.00 (five hundred thousand US dollars), which was fully borne by Offeror.

6 Information on Embrapar

6.1

Head Office, Jurisdiction and Corporate Purpose. The head office of Embrapar is located in the City and State of Rio de Janeiro, at Rua Regente Feijó no. 166, 16th floor. The corporate purpose of the Company is (i) exercising control of Empresa

Brasileira de Telecomunicações S.A – EMBRATEL (“Embratel”), as well as its other controlled companies; (ii) promoting, effecting or guiding the provision, from internal and external sources, of funds to be invested by the Company or by Embratel or its other controlled companies; (iii) promoting and stimulating activities of studies and research with a view to the development of the long distance telecommunications services sector within the national and international scope, including voice, text, data, image and telematics transmission services; (iv) performing, through Embratel or other controlled or associated companies, long distance communications services, within the national and international scope, including voice, text, data, image and telematics transmission services; (v) promoting, stimulating and coordinating, through its controlled companies or associated companies, the formation and training of the personnel necessary for the long distance telecommunications services within the national and international scope, including transmission services of voice, text, data, image and telematics transmission services; (vi) effecting or promoting importation of goods and services for Embratel or its other controlled and associated companies; (vii) exercising other activities similar or co-related to the Company’s purpose; and (viii) participating in the capital of other companies.

6.2	Shareholding Structure of Embrapar. The capital stock of Embrapar, fully subscribed and paid in, is of R$ 5,074,940,769.50 (five billion, seventy-four million, nine hundred and forty thousand, seven hundred and sixty-nine reais and fifty cents), divided into 512,480,331,944 (five hundred and twelve billion, four hundred and eighty million, three hundred and thirty-one thousand, nine hundred and forty-four) common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) preferred shares, all nominative, book-entry and without par value.

6.2.1	The Shareholding Structure of Embrapar on March 31, 2006.

Shareholder	Common	%	Preferred	%	Total	%
Consertel [1,2]	230,452,628,060	45.0%	2,661,105,000	0.6%	233,113,733,060	23.6%
Startel Ltda [1]	148,345,890,385	28.9%	118,103,552,586	24.8%	266,449,442,971	26.9%
New Startel Ltda [1]	5,619,208,511	1.1%	4,470,908,233	0.9%	10,090,116,744	1.0%
Telmex Solutions Telecommunicati	114,368,209,714	22.3%	90,996,760,410	19.1%	205,364,970,124	20.8%
Controlling Shareholder	498,785,936,670	97.3%	216,232,326,229	45.4%	715,018,262,899	72.3%
Treasury Stock	0	0.0%	1,032,167,077	0.2%	1,032,167,077	0.1%
Others	13,694,395,274	2.7%	259,013,829,057	54.4%	272,708,224,331	27.6%
Officers + Board	643	0.0%	174,082,459	0.0%	174,083,102	0.0%

Total	512,480,331,944	100.0%	476,278,322,363	100.0%	988,758,654,307	100.0%

¹ TELMEX; ² Shares underlying ADRs.

6.3	Consolidated Financial and Economic Indicators of Embrapar (R$ in thousands).

	Dec-03	Dec-04	Dec-05	Mar-06
Total Assets	12,967,803	11,070,082	12,393,567	12,478,804
Current Liabilities	3,966,166	4,431,656	2,772,307	2,777,015
Non-current Liabilities	3,769,095	1,751,219	1,864,271	1,801,092
Equity (BV)	4,874,802	4,526,370	7,365,384	7,493,341
Paid-up Capital	2,273,913	2,273,913	5,074,941	5,074,941

Net Revenues	7,043,610	7,332,868	7,565,306	2,036,932
Operating Income	470,308	(390,858)	419,968	223,763
Net Income (Loss)	223,634	(339,256)	174,254	127,933
Net Income (Loss) / BV (%)	4.6%	-7.5%	2.4%	1.7%
Non-current Liabilities / BV (%)	77.3%	38.7%	25.3%	24.0%

Outstanding shares (net of treasury stock)
(thousand shares)	333,419,064	332,964,465	987,715,620	987,726,487

6.4	Evolution of the Trading of the Shares of Embrapar.

6.4.1	Common Shares (EBTP3)—period from January 1, 2005 to April 30, 2006.

Month	Average Price (R$)/1,000 shares	# of Trades	# of shares Traded	Total Volume (R$)
Jan-05	6.81	468	214,600,000	1,462,015
Feb-05	8.55	549	247,200,000	2,114,367
Mar-05	7.14	608	364,600,000	2,604,004
Apr-05	5.01	582	342,300,000	1,716,323
May-05	4.71	629	503,000,000	2,372,920
Jun-05	4.52	701	571,200,000	2,587,353
Jul-05	4.29	401	247,200,000	1,061,895
Aug-05	4.23	454	357,500,000	1,512,760
Sep-05	4.36	816	698,500,000	3,048,012
Oct-05	4.62	443	595,900,000	2,758,824
Nov-05	5.03	419	675,500,000	3,398,269
Dec-05	5.53	505	978,500,000	5,418,069
Jan-06	5.56	301	349,900,000	1,946,201
Feb-06	4.98	419	314,300,000	1,567,339
Mar-06	4.88	328	289,100,000	1,413,618
Apr-06	5.01	655	673,100,000	3,376,307

Source: Bovespa—Monthly Trading Report—Spot market

6.4.1.1 The weighted average quote price of the Common Shares of Embrapar at BOVESPA, in the period from May 1, 2005 to April 30, 2006, is equivalent to R$ 4.83 per lot of 1,000 (one thousand) common shares.

6.4.2	Preferred Shares (EBTP4)—period from January 1, 2005 to April 30, 2006:

Month	Average Price (R$)/1,000 shares	# of Trades	# of shares Traded	Total Volume (R$)
Jan-05	4.69	20,781	59,448,900,000	278,815,496
Feb-05	4.42	18,750	59,435,400,000	262,925,167
Mar-05	4.46	17,954	81,417,700,000	363,373,242
Apr-05	4.29	12,355	51,864,700,000	222,619,890
May-05	4.93	18,033	68,916,800,000	339,777,343
Jun-05	4.95	19,590	66,208,200,000	328,377,444
Jul-05	4.63	19,298	57,437,400,000	266,112,294
Aug-05	4.61	20,930	65,319,100,000	301,744,940
Sep-05	5.00	22,950	71,400,900,000	357,469,953
Oct-05	5.61	27,789	79,183,100,000	444,705,630
Nov-05	5.80	15,960	42,266,800,000	245,374,260
Dec-05	6.55	20,125	53,443,600,000	350,279,119
Jan-06	6.36	21,260	55,015,600,000	350,330,960
Feb-06	5.40	24,255	82,819,400,000	447,773,996
Mar-06	4.90	23,561	68,471,100,000	335,653,494
Apr-06	5.19	22,153	64,803,700,000	336,054,335

Source: Bovespa—Monthly Trading Report—Spot market

6.4.2.1 The weighted average quote price of the Preferred Shares of Embrapar at BOVESPA, in the period from May 1, 2005 to April 30, 2006, is equivalent to R$ 5.29 per lot of 1,000 (one thousand) preferred shares.

7	Information on Offeror and on TELMEX

7.1.	Information on TELMEX. TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru.

7.2	Information on the Offeror. The Offeror is a company whose quotas are wholly owned by TELMEX indirectly, with its head office located at Av. Presidente Vargas, no. 1.012, sobreloja, Centro, Rio de Janeiro, RJ. The main corporate purpose of the Offeror is to participate in the capital of other companies in the telecommunications sector.

7.3	Shareholding Structure of Offeror. The capital stock of Offeror on May 8, 2006, fully subscribed and paid in, is of R$ 1,427,049,924.00 (one billion, four hundred and twenty seven million, forty nine thousand, nine hundred and twenty four reais), divided into 1,427,049,924 (one billion, four hundred and twenty seven million, forty nine thousand, nine hundred and twenty four) quotas, which are wholly owned by TELMEX indirectly.

8	Supervening Obligations of Offeror

8.1

Obligation of Complementing the Price upon Occurrence of Certain Events. Offeror undertakes to pay to the Shareholders who accept the Offer the positive balance, if any, between (a) the Purchase Price adjusted by the variation of the monthly Taxa Referencial—TR, pro rata temporis, as from May 8, 2006, up to the date of settlement of the Auction, adjusted by the alterations of the number of shares resulting from bonus shares, grouping and splitting of shares and conversions that may have occurred, and (b) the price per share that would be due, or comes to be due, if it is verified that, in the period of one 1 (one) year from the Auction Date, (i) a fact occurred that imposes or comes to impose a mandatory tender offer for the purchase of shares, in accordance with CVM Instruction no. 361/02 or (ii) there is a corporate event that allows the exercise of the right to withdraw, if they were still shareholders of Embrapar and dissented from the resolution that approved such event.

8.2	Additional Obligation. At the expiry of the Offer, should the Offeror have acquired more than 2/3 (two-thirds) of a given kind or class of the Shares, the Offeror will be required to purchase the remaining Shares of the same kind or class from the Shareholders who wish to sell them, within three 3 (three) months from the Auction Date, for the same Purchase Price paid in the Auction, adjusted by the variation of the monthly Taxa Referencial – TR, pro rata temporis, from the Auction Date up to the date of settlement of such purchase.

9 Share Redemption

9.1	Redemption. If the Offer is successful and, after the registration of Embrapar as public company is cancelled, less than 5% (five percent) of the total number of shares of the Company are still outstanding, then TELMEX will have the ability and intends to cause Embrapar, in accordance with § 5 of article 4 of the Corporation Law, to hold a Special General Meeting of the Shareholders to decide on the redemption of the Shares that remain outstanding for the same Purchase Price paid in the Offer, duly updated by the monthly Taxa Referencial – TR, pro rata temporis, from the date of the settlement of the Offer through the date of effective payment of the redemption amount. All information regarding the redemption shall be disclosed through a notice of material fact.

9.1.1	Shareholders Who Have Not Updated Their Personal Information. The monies regarding the redemption of the Shares of the Shareholders who have not updated their personal information at Embrapar or at the institution responsible for the service of book-entry shares of Embrapar shall be deposited by the Offeror and shall be available to such Shareholders at a financial institution that has branches able to make the payments to such Shareholders, at least in the City of Rio de Janeiro and in capitals of all other states of the Country. Further information on the financial institution where such monies shall be deposited, the arrangements for assisting the Shareholders and the documentation necessary for withdrawing the deposited amounts shall be disclosed by means of a notice of material fact.

10 Communication to the Holders of American Depositary Shares (“ADSs”)

10.1	This Offer is available to holders of preferred shares of Embrapar underlying the ADSs, each representing 5,000 (five thousand) preferred shares of Embrapar, deposited with The Bank of New York (“BONY”), in accordance with the Deposit Agreement dated as of June 16, 2003 (“Deposit Agreement”), among Embrapar, BONY, as depositary, and holders and beneficial owners of American Depositary Receipts (“ADRs”) evidencing ADSs of Embrapar.

10.2	Any holder of ADRs will have the ability to tender its ADRs to BONY, as receiving agent for the Offer, pursuant to procedures described in materials sent to ADR holders and filed with the SEC. Those materials will be available free of charge on the SEC’s website at www.sec.gov.

10.3	The Valuation Report was prepared exclusively in Portuguese, and in case it is translated to any other language, the version in Portuguese shall always prevail.

11	Other Information

11.1	Current Registration as a Public Company. Embrapar hereby represents that its registration as a public company is duly current, in accordance with article 21 of Law no. 6.385/76.

11.2	No Undisclosed Relevant Fact or Circumstance. The Intermediary Institution and the Offeror represent that, to their knowledge, there are no facts or circumstances undisclosed to the public that may have a relevant influence on the results of Embrapar or on the market prices of the shares of Embrapar.

11.3	Ownership of Shares of Embrapar by the Intermediary Institution. To the best of the Intermediary Institution’ knowledge, the Intermediary Institution, its controlling shareholder and its affiliates did not hold any Shares as of May 8, 2006. The investment funds under the Intermediary Institution’s discretionary management held no common shares and 1,414,166,432 (one billion, four hundred and fourteen million, one hundred and sixty six thousand, four hundred and thirty two) preferred shares of Embrapar as of May 8, 2006, as listed in Annex 1 to this Notice of Tender Offer.

11.4	Guarantee. The Intermediary Institution will guarantee the settlement of the Offer in accordance with the terms of this Notice and the payment of the Purchase Price, in the event foreseen in item 8.2 above pursuant to this Notice.

11.5	Ownership of the Embrapar Shares by TELMEX. TELMEX represents it owns indirectly 498,785,936,670 (four hundred and ninety eight billion, seven hundred and eighty five million, nine hundred and thirty six thousand, six hundred and seventy) common shares and 216,232,326,229 (two hundred and sixteen billion, two hundred and thirty two million, three hundred and twenty six thousand, two hundred and twenty nine) preferred shares of Embrapar, representing 72.39% (seventy two point thirty nine percent) of the total outstanding capital stock of Embrapar.[3]

11.6	No Other Securities Issued Publicly by Embrapar. To the best of Offeror’s knowledge, except for the Shares, there are no other securities issued by Embrapar that were distributed to the public in Brazil and are still outstanding.

11.7	Access to the Valuation Report, to This Notice and the List of Shareholders. The Valuation Report, this Notice of Offer and the list of the shareholders of Embrapar dated May 4, 2006 are available to any interested person (though the latter document will only be made available against

[3]

In order to determine the percentages disclosed in this item 11.5, 1,032,167,077 (one billion, thirty two million, one hundred and sixty seven thousand, seventy seven) preferred shares of EMBRAPAR held in treasury on March 31, 2006, were excluded.

presentation of identification and receipt signed by the interested party) at the addresses indicated below. Alternatively, the Valuation Report and this Notice may be accessed on the Internet, at the sites indicated below:

EMBRATEL PARTICIPAÇÕES S.A.

Rua Regente Feijó, no. 166, suite 1687-B

Centro, Rio de Janeiro, RJ – 20060-060

www.embratel.com.br

TELÉFONOS DE MÉXICO, S.A DE C.V.

Parque Vía 198, Oficina 701

Colonia Cuauhtémoc

México, D.F., C.P. 06599

www.telmex.com

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, no. 111, 5th floor – “Centro de Consultas”

Centro, Rio de Janeiro, RJ – 20050-901

Rua Formosa, no. 367, 20th floor

Centro, São Paulo, SP – 01049-000

www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO –BOVESPA

Rua XV de Novembro, no. 275

Centro, São Paulo, SP – 01013-001

www.bovespa.com.br

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

Av. Eusébio Matoso, no. 891, 20th floor

Pinheiros, São Paulo, SP – 05423-901

www.unibanco.com.br

UNIBANCO INVESTSHOP—CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S.A.

Av. Eusébio Matoso, no. 891, 19th floor

Pinheiros, São Paulo, SP – 05423-901

www.investshop.com.br

11.8	Responsibility for Information Rendered. Offeror represents it is responsible for the veracity, quality and sufficiency of the information rendered to CVM and to the market. The Intermediary Institution, in its turn, represents that it took all precautions and acted with the highest standards of diligence to ensure that the information rendered by Offeror was true, consistent, correct and sufficient.

11.9	Registration at CVM. This Offer was previously submitted for the analysis of CVM and registered on , under no. . On , BOVESPA authorized the Auction to be held on its trading floor.

GRANTING THE REQUEST FOR REGISTRATION OF THIS OFFER DOES NOT IMPLY, ON THE PART OF CVM, GUARANTEE OF THE VERACITY OF THE

INFORMATION RENDERED OR JUDGMENT ON THE QUALITY OF THE COMPANY OR THE PRICE OFFERED FOR THE SHARES OBJECT OF THIS OFFER

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.

ANNEX 1

List of investment funds under the Intermediary Institution’s discretionary management which hold shares of Embrapar on May 8, 2006:

NAME	TYPE OF SHARES	QUANTITY	PRICE	MARKET VALUE	LAST UPDATE	MANAGER	ASSET MANAGER
PREVI GILLETTE SOCIEDADE DE PREVIDÊNCIA PRIVADA	EBTP4	3,600,000	5.44	19,584.00	5/3/2006	UAM	UBB
PREVID EXXON – SOCIEDADE DE PREVIDÊNCIA PRIVADA	EBTP4	4,362,416	5.44	23,731.54	5/3/2006	UAM	UBB
UNIBANCO AIG PREVER IV RV 30 FI MULTIMERCADO	EBTP4	39,545,000	5.44	175,412.80	5/3/2006	UAM	UBB
UNIBANCO IBOVESPA INDEX FI AÇÕES	EBTP4	18,142,833	5.44	98,697.01	5/3/2006	UAM	UBB
UBB AIG CORPORATE RV 15 FI MULTIMERCADO	EBTP4	16,996,760	5.44	95,726.37	5/3/2006	UAM	UBB
UNIBANCO PREVIDENCIA IBOVESPA FI AÇÕES	EBTP4	124,470,000	5.44	695,068.80	5/3/2006	UAM	UBB
UNIBANCO AIG PREVER I RV 30 FI MULTIMERCADO	EBTP4	35,870,000	5.44	170,652.80	5/3/2006	UAM	UBB
UNIBANCO AIG CORPORATE RV 20 FI MULTIMERCADO	EBTP4	18,049,000	5.44	98,186.56	5/3/2006	UAM	UBB
UBB AIG CORPORATE RV 35 FI MULTIMERCADO	EBTP4	30,204,020	5.44	138,197.87	5/3/2006	UAM	UBB
INSTITUTO AMBEV PREV.PRIVADA – AGRESSIVO	EBTP4	6,100,000	5.44	33,184.00	5/3/2006	UAM	UBB
UAM Unibanco AIG Vida e Previdência S/A (INSTITUCIONAL)	EBTP4	76,000,000	5.44	413,440.00	5/3/2006	UAM	UBB
INSTITUCIONAL T FI AÇÕES	EBTP4	80,180,000	5.44	436,179.20	5/3/2006	UAM	UBB
AQUILA 2 FI MULTIMERCADO	EBTP4	326	5.44	177.34	5/3/2006	UAM	UBB
UNIBANCO AIG PREVER II RV 30 FI MULTIMERCADO	EBTP4	22,626,077	5.44	123,085.86	5/3/2006	UAM	UBB
UNIBANCO TELECOM FI AÇÕES	EBTP4	17,000,000	5.44	92,480.00	5/3/2006	UAM	UBB
UNIBANCO AIG CORPORATE II RENDA VARIAVEL 49 FI MULTIMERCADO	EBTP4	6,220.000	5.44	33,836.80	5/3/2006	UAM	UBB
UBB AIG CORPORATE III RV 49 FI MULTIMERCADO	EBTP4	9,800.000	5.44	53,312.00	5/3/2006	UAM	UBB
PRHOSPER PREVIDÊNCIA RHODIA	EBTP4	5,000.000	5.44	27,200.00	5/3/2006	UAM	UBB
UNIBANCO BLUE FI AÇÕES	EBTP4	367,900,000	5.44	2,001,376.00	5/3/2006	UAM	UBB
UAM – UNIBANCO AIG SEGUROS S/A.	EBTP4	532,100,000	5.44	2,894,624.00	5/3/2006	UAM	UBB
	Total	1,414,166,432
	Total ONs (EBTP3)	—
	Total PNs (EBTP4)	1,414,166,432